

Mail Stop 3561

September 1, 2009

Mr. Li Kin Shing
President and Chief Executive Officer
China Elite Information Co., Ltd.
c/o DeHeng Chen, LLC
225 Broadway, Suite 1910
New York, New York 10007

> **RE:** **China Elite Information Co., Ltd.**
> **Form 10-KSB for Fiscal Year Ended November 30, 2008**
> **Filed March 13, 2009**
> **File No. 0-25591**

Dear Mr. Li Kin Shing:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended November 30, 2008

Item 7. Financial Statements, page 9

Report of Independent Registered Public Accounting Firm, page F-1

1.   Your audit report does not comply with Rule 2-05 of Regulation S-X because the auditor indicates reliance on the audit report issued by a predecessor auditor and

the reissued report of the predecessor auditor has not been filed. Accordingly, you need to amend your filing to provide an audit report that conforms to the requirements in Article 2 of Regulation S-X. Since the Public Company Accounting Oversight Board (PCAOB) revoked the registration of Clancy and Co., P.L.L.C. on March 31, 2009, you may not include its audit report in the amended filing and you will need to have a firm that is registered with the PCAOB re-audit all periods presented. To the extent the new firm indicates reliance on audit reports issued by predecessor auditors, please include the reissued reports of those auditors as required by Rule 2-05 of Regulation S-X. If it is impracticable to obtain and file the predecessor auditor reports in the amended Form 10-KSB, please revise your financial statements to label any cumulative columns and related information required under paragraph 11 of SFAS 7 as unaudited. In addition, the audit report in the amended Form 10-KSB should not include references to the cumulative data or it should explain that such cumulative information has not been audited and is not covered by the report.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3849.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant